STEIN ROE
                            MUTUAL FUNDS
                           Sensible Risks.
                       Intelligent Investments. [service mark]


                            June 4, 1999

BY EDGAR

Attention: Filing Desk
Investment Management Division
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:  Stein Roe Investment Trust
     File Nos. 33-11351, 811-4978

Gentlemen:

                       Request for Withdrawal

Pursuant to Rule 477 of the Securities Act of 1933, we would like to withdraw post-effective amendments No. 55 and No. 57 to the registration statement on Form N-1A of Stein Roe Investment Trust. The events necessitating the amendments are no longer applicable. Please withdraw (1) accession number 0000773757-99-000012, form type 485APOS, filed February 9, 1999, and (2) accession number 0000773757-99-000023, form type 485APOS, filed April 9, 1999.

Please call me at (312) 368-7845 if you have any questions.

Sincerely,

STEIN ROE INVESTMENT TRUST


HEIDI J. WALTER
Heidi J. Walter
Vice-President and Secretary

HJW/ndp

Stein Roe Mutual Funds  South Wacker Drive  Chicago, IL  60606-
4685  312.368.7700
Liberty Funds Distributor, Inc., Distributor